Exhibit 99.1

LENOX	Wealth Management	8044 Montgomery Road Suite 480 Cincinnati, Ohio 45236
Office (513) 618-7080 – (800) 472-5734 – Fax (513) 618-7079		financial solutions since 1887

July 9, 2010

First Franklin Corporation Board of Directors
Attn:  Mr. John Kuntz, Chairman
4750 Ashwood Drive
Cincinnati, Ohio  45241

Dear Mr. Kuntz:

Your letter dated yesterday incorrectly states that Lenox Wealth Management Inc.’s June 23, 2010 letter attaches “numerous new conditions” to our May 7 offer.

To the contrary, our June 23 letter merely asks you to provide (i) dates of availability of your Board (other than June 28) to receive the presentation you requested and (ii) certain information that Lenox believes is relevant to the presentation. As you know, Lenox asked for this information a number of times, perhaps dating back to February 24. Even though Delaware law requires you to provide the information, you still have not provided it.

In no event do any of the statements in our June 23 letter constitute “new conditions”  which would allow you to consider that we are revoking our May 7 offer. To be clear, Lenox’s May 7 offer attaches no additional conditions and remains in full force and effect. Lenox continues to desire to make the presentation you requested. It would be helpful to hear back from you in less than two weeks this time.

Sincerely,

/s/ John C. Lame
John C. Lame
President and Chief Executive Officer